18400 Von Karman Avenue
Suite 800
Irvine, CA 92612

949.760.1121 Phone
949.720.0182 Fax

File Number: C4736-0001

mlucar@buchalter.com

June 11, 2019

Via E-mail

Joshua Lobert Sonia Barros Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: CF FUND II, LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

File No. 024-10732

Dear Mr. Lobert and Ms. Barros:

This letter is submitted on behalf of CF Fund II, LLC, a Pennsylvania limited liability company (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent on April 17, 2019 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A POS (File No. 024-10732) filed pursuant to Regulation A under the Securities Act of 1933.

Please note that we have arranged our responses to directly correspond to the Staff’s numbered comments set forth in the Comment Letter. All capital terms, unless specified otherwise, shall have the same meaning as ascribed to in the Comment Letter.

General

1.	Staff Comment: We note section 8.3 of your operating agreement and section 5(c) of your subscription agreement regarding "binding arbitration." With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes. Please revise your offering statement to describe the arbitration provisions and add risk factor disclosure regarding how these provisions will impact holders of your Membership Interests. Please also address the reasons for adopting the provisions and any question as to enforceability of the provisions under federal and state law. In addition, please revise to:
•	Describe specifically the basis for your belief that these provisions are enforceable under federal and state law;
•	Clarify whether the provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;
•	To the extent the arbitration provisions apply to federal securities law claims, please revise the disclosure to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company's compliance with the federal securities laws.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Response to Comment No. 1: Please note that Section 8.3 of the Company’s operating agreement does not apply to investors. The Company is not offering membership interests. The sole member and owner of One Hundred Percent (100%) of the membership interests of the Company is Conquest Funding, Inc., Pennsylvania corporation (“CFI”). CFI is also the manager of the Company. Accordingly, we have not revised Section 8.3, as this section does not apply to investors since investors will not be purchasing membership interests.

As it applies to the Subscription Agreement, please note that we have removed Section 5(c) of the subscription agreement.

The Company does not intend to use any brokers-dealers to sell securities to investors. Therefore, no participants are required to clear their compensation arrangements with FINRA.

In addition, please note that we have revised the Company’s advertising materials and Offering Circular in response to the comments received from the State of Pennsylvania as part of the Company’s Tier 1 offering. The revised documents are being submitted as part of our response.

Please contact me should you have any questions or require additional documentation. Thank you in advance for your time. We look forward to hearing from you soon.

Very truly yours,

BUCHALTER
A Professional Corporation

By: /s/ Melissa L. Lucar____

Attorney

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